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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             Entrada Networks, Inc.
 (Names of Filing Persons (identify status as offeror, issuer or other person))

          Options to purchase common stock, par value $0.001 per share, under certain Entrada Networks, Inc. option plans
                         (Title of Class of Securities)

                                   293-82Y-102
                      (CUSIP Number of Class of Securities)

                            KANWAR J.S. CHADHA, Ph.D.
                             Chief Executive Officer
                             Entrada Networks, Inc.
                                    12 Morgan
                            Irvine, California 92618
                                 (949) 588-2070

                                    Copy to:
                             W. RAYMOND FELTON, ESQ.
                Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
                            Metro Corporate Campus I
                              Post Office Box 5600
                          Woodbridge, New Jersey 07095
                                 (732) 549-5600
     (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)


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                            Calculation of Filing Fee

Transaction valuation                            Amount of filing fee
Not Applicable                                   Not Applicable


      [ ] Check the box if any part of the fee is offset as provided by Rule
          0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                           Amount Previously Paid:   Not applicable.
                           Form or Registration No.:   Not applicable.
                           Filing Party:   Not applicable.
                           Date Filed:   Not applicable.

      [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ] third-party tender offer subject to Rule 14d-1.

      [X] issuer tender offer subject to Rule 13e-4.

      [ ] going-private transaction subject to Rule 13e-3.

      [ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         At the time Entrada Networks, Inc. commences its offer to exchange options, it will file a Tender Offer Statement with the Securities and Exchange Commission. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. The Offer to Exchange, the related Letter of Transmittal and certain other offer documents will be made available to all holders of eligible Entrada Networks, Inc. options at no expense to them. The Tender Offer Statement (including the Offer to Exchange, the related Letter of Transmittal and all other offer documents filed with the Commission will also be available for free at the Commission's Web site at www.sec.gov.


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                TEXT OF LETTER SENT TO EMPLOYEES ON JUNE 24, 2002

Dear Colleagues,

          Today we are announcing an opportunity for all of Entrada Networks, Inc. & its subsidiaries employees possessing stock options with a strike price of $1.18 or more per share. As you very well know, stock options play a very important role in our new economy by incentivising all of us to deliver to the market place products & services with a higher performance than our competitors. This, in turn, should increase our shareholder's value. With the recent economic slowdown and resulting decline in stock values, however, many of you hold Entrada Networks, Inc. stock options with exercise prices that are significantly higher than the current trading price of our common stock.

         In light of this situation, our board of directors has authorized a stock option exchange program, to be implemented soon. This is a voluntary program that will allow you to surrender some or all of your current stock options with an exercise price higher than $1.18, in exchange for new options to be granted by Entrada's board of directors no earlier than six months and one day after the cancellation date of the existing options. When we commence the stock option program, we will file a Tender Offer Statement with the Securities and Exchange Commission. The Tender Offer Statement (including an Offer to Exchange, a related Letter of Transmittal, and other offer documents) will contain important information which should be read carefully before any decision is made with respect to the offer. The Offer to Exchange, the related Letter of Transmittal and certain other offer documents will be made available to all holders of eligible Entrada Networks, Inc. stock options, at no expense to you. The Tender Offer Statement (including the Offer to Exchange, the related Letter of Transmittal and all other offer documents filed with the Commission will also be available for free at the Commission's web site at www.sec.gov.

         At this time, we anticipate that cancellation of any options you wish to turn in will become effective in late July, 2002, following the completion of certain formalities with the SEC and other requirements. The new options granted after the six month period has elapsed should have the following terms: the new grant will cover the same number of shares as the cancelled options, the shares that are fully vested on the date of cancellation will be fully vested in the new grant. The unvested portion of the cancelled options will vest exactly the same as your old shares. The exercise price will be the fair market value of Entrada's stock on the date of the new grant.

         You will be receiving detailed information about this program later this week, including a set of frequently asked questions and answers.

         We are looking forward to implementing this program and hope that it will more appropriately align the value of stock options to market realities and at the same time give you a real stake in Entrada's future success. Thanks for all your help and please keep up the good work.


Sincerely,


Ken Chadha
President & Chief Executive Officer